Exhibit 21.1
List of Subsidiaries of Insteel Industries, Inc.
     The following is a list of subsidiaries of the Company as of October 2, 2010, each of which is wholly-owned by the Company:

Name	State or Other Jurisdiction of Incorporation

Insteel Wire Products Company	North Carolina

Intercontinental Metals Corporation	North Carolina